

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Dina Yafe
Chief Executive Officer
Instride, Inc.
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

> **Re: Instride, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 27, 2014**
> **File No. 333-192585**

Dear Ms. Yafe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 23, 2013, as well as your revised disclosure, including your statements regarding the development of your website and the creation of your business plan. However, we remain concerned that your operations to date constitute nominal operations despite your progress. Accordingly, please either revise your prospectus to identify your company as a "shell company," as requested in comment 1 from our letter dated December 23, 2014, or provide us with a detailed legal and factual analysis explaining why you believe your company is not a "shell company."

Summary Information, page 6

2. We note your response to comment 7 in our letter dated December 23, 2013 and your amended response. Please provide the countries or regions into which you intend on selling, importing and marketing your products and services. In this regard, we note that you intend to provide services both inside and outside of the United States.

Description of Business, page 22

Executive Summary, page 22

3. We note your response to comment 12 in our letter dated December 23, 2013 and your amended response. Please further amend your response to discuss the "Adviser-Within-A-Store" concept. For example, please discuss who will be advising customers on the appropriate products. If you will be hiring employees, please discuss the details of any employment arrangements you plan on using.

Competitive Advantages, page 22

4. We note your response to comment 14 in our letter dated December 23, 2013 and your amended response. Please discuss the "significant distinction" from your competitors you expect to enjoy. For example, please discuss the ways in which you will differentiate yourself from your competitors (e.g. pricing, value, superior quality etc.).

Capital Resources and Liquidity, page 41

5. We note your response to comment 17 in our letter dated December 23, 2013 and your amended response. Please disclose your current rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, staff accountant, at (202) 551-3318 or Robyn Manuel, staff accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, staff attorney, at (202) 551-3477 or Dietrich King, legal branch chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Jonathan D. Strum